September 24, 2019

James O. Harp, Jr.
Executive Vice President and Chief Financial Officer
Hornbeck Offshore Services, Inc.
103 Northpark Boulevard
Covington, Louisiana 70433

       Re: Hornbeck Offshore Services, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-32108

Dear Mr. Harp:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure